Exhibit 4.2
DESCRIPTION OF THE ALLSTATE CORPORATION’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
References herein to “we,” “us,” “our” and “Allstate” are references to The Allstate Corporation, and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.
DESCRIPTION OF CAPITAL STOCK
The following summary of the terms of our capital stock is based upon our Restated Certificate of Incorporation and our Amended and Restated Bylaws and the Delaware General Corporation Law. The summary is not complete, and is qualified by reference to our Restated Certificate of Incorporation and our Amended and Restated Bylaws, which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein.
Our Restated Certificate of Incorporation authorizes us to issue up to 2,000,000,000 shares of common stock, par value of $0.01 per share, and up to 25,000,000 shares of preferred stock, par value $1.00 per share.
Common Stock
Outstanding shares of our common stock are listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol “ALL.” All outstanding shares of common stock are fully paid and non-assessable.
Dividends. Subject to the prior rights of the holders of shares of preferred stock that may be issued and outstanding, the holders of common stock are entitled to receive dividends as and when declared by our Board of Directors. The issuance of dividends will depend upon, among other factors deemed relevant by our Board of Directors, our financial condition, results of operations, cash requirements, future prospects, changes in tax or other applicable laws relating to the treatment of dividends and regulatory restrictions on the payment of dividends that apply under applicable insurance laws. Dividends may be paid in cash, stock or other form. Each such dividend shall be payable to holders of record as they appear on our stock books on such record dates as shall be fixed by the Board of Directors.
Subject to certain limited exceptions, unless the full dividends on each of our (i) 5.625% Fixed Rate Noncumulative Perpetual Preferred Stock, Series G (“Series G Preferred Stock”), (ii) 5.10% Fixed Rate Noncumulative Perpetual Preferred Stock, Series H (“Series H Preferred Stock”), and (iii) our 4.750% Fixed Rate Noncumulative Perpetual Preferred Stock, Series I (the “Series I Preferred Stock”, and together with the Series G Preferred Stock and the Series H Preferred Stock, our “Preferred Stock”), for the preceding dividend period have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside and any declared but unpaid dividends on such Preferred Stock for any prior period have been paid, we may not pay dividends on our common stock. If and when dividends on our Preferred Stock have not been declared and paid in full for at least six quarterly dividend periods, the authorized number of directors then constituting our Board of Directors will be increased by two additional directors, to be elected by the holders of our Preferred Stock together with the holders of all other affected classes and series of voting parity stock, voting as a single class, subject to certain conditions.
We are prohibited from declaring or paying dividends on the Series G Preferred Stock if we fail to meet specified capital adequacy, net income or stockholders’ equity levels. The prohibition is subject to an exception permitting us to declare dividends out of the net proceeds of common stock issued by us during the 90 days prior to the date of declaration even if we fail to meet such levels.

The terms of our outstanding Series A 6.50% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067, 5.100% Fixed-To-Floating Rate Subordinated Debentures due 2053 and Series B 5.750% Fixed-to-Floating Rate Subordinated Debentures due 2053 (collectively, the “Outstanding Subordinated Debentures”) also prohibit us from declaring or paying any dividends or distributions on our common or preferred stock if we have elected to defer interest payments on the Outstanding Subordinated Debentures, subject to certain limited exceptions.
Voting Rights. Each holder of common stock is entitled to one vote for each share held of record on all matters presented to a vote at a stockholders meeting, including the election of directors. The holders of common stock are not entitled to cumulative voting rights. Directors are elected if they receive the vote of the majority of the votes cast at any meeting for the election of directors at which a quorum is present. A majority of votes cast means the number of shares voted “for” a director exceeds 50% of the votes cast with respect to that director’s election. Votes cast shall include votes to withhold authority in each case and exclude abstentions. Except as otherwise provided in our Restated Certificate of Incorporation or Amended and Restated Bylaws or as required by law, all other matters can be approved by the affirmative vote of a majority of the common shares represented at a meeting and entitled to vote on the matter.
Liquidation Rights. In the event of any liquidation, dissolution or winding-up of Allstate, the holders of common stock will share equally in the assets remaining after creditors and preferred stockholders are paid.
Other Rights. The holders of common stock have no preemptive rights to purchase or subscribe for any additional shares of common stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to the common stock.
Preferred Stock
Each series of the Preferred Stock is perpetual and has no maturity date.
Liquidation Rights. The Preferred Stock has preference over our common stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation, winding-up or dissolution. Each series of Preferred Stock ranks on a parity with each other series of Preferred Stock. In the event of our liquidation, dissolution or winding-up, the holders of the Preferred Stock will be entitled to receive out of our assets, before any distribution of assets is made to holders of common stock, liquidating distributions in the amount of $25,000 per share, plus all accrued and unpaid dividends. If, upon any liquidation, dissolution or winding-up of Allstate, the amounts payable with respect to the Preferred Stock and any other shares of our stock ranking as to any such distribution on a parity with the Preferred Stock are not paid in full, the holders of the Preferred Stock and of such other shares will share ratably in any such distribution of our assets in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution the holders of Preferred Stock will not be entitled to any further participation in any distribution of our assets. Our consolidation or merger with or into any other corporation or corporations or a sale of all or substantially all of our assets shall not be deemed to be our liquidation, dissolution or winding-up.
Other Rights. The holders of our Preferred Stock do not have preemptive or subscription rights to acquire more of our stock. The Preferred Stock is not convertible or exchangeable into our common stock or other securities. Neither holders of our Preferred Stock nor holders of the Depositary Shares representing the Preferred Stock will have the right to require the redemption or repurchase of the Preferred Stock.

Transfer Agent, Registrar & Dividend Disbursement Agent. Equiniti Trust Company, located at 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120, is the transfer agent, registrar and dividend disbursement agent for our Preferred Stock. We may terminate such appointment and may appoint a successor transfer agent, registrar and/or dividend disbursement agent at any time and from time to time, provided that we will use our best efforts to ensure that there is, at all relevant times when the Preferred Stock is outstanding, a person or entity appointed and serving as transfer agent, registrar and/or dividend disbursement agent.
Dividends
The Preferred Stock, in preference to the holders of our common stock and of any other junior stock, are entitled to receive, only when, as and if declared by our Board of Directors (or a duly authorized committee thereof), out of funds legally available for payment, noncumulative cash dividends on each dividend payment date applied to the liquidation amount of $25,000 per share at the annual rate of (i) 5.625%, with respect to the Series G Preferred Stock, (ii) 5.100%, with respect to the Series H Preferred Stock and (iii) 4.750%, with respect to the Series I Preferred Stock.
A “business day” means any day other than (i) a Saturday or Sunday or (ii) a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed.
A “dividend payment date” means each January 15, April 15, July 15 and October 15; provided that if any such date is not a business day, then such date will nevertheless be a dividend payment date but dividends on the Preferred Stock, when, as and if declared, will be paid on the next succeeding business day (without adjustment in the amount of the dividend per share of such Preferred Stock).
A “dividend period” means each period from and including a dividend payment date (except that the initial dividend period will commence on the original issue date of the applicable series of the Preferred Stock, as applicable) and continuing to but not including the next succeeding dividend payment date. As that term is used herein, each dividend payment date “relates” to the dividend period most recently ending before such dividend payment date.
Dividends will be paid to holders of record of Preferred Stock as they appear on our books on the applicable record date, which will be the 15th calendar day before such dividend payment date, or such other record date fixed for that purpose by our Board of Directors (or a duly authorized committee thereof) that is not more than 60 nor less than 10 days prior to such dividend payment date, in advance of payment of each particular dividend.
The amount of dividends payable per share of the Preferred Stock will be computed by Equiniti Trust Company as the dividend disbursement agent (as defined below) on the basis of a 360-day year consisting of twelve 30-day months.
Dividends on shares of the Preferred Stock will not be cumulative and will not be mandatory. If our Board of Directors (or a duly authorized committee of the board) does not declare a dividend on any series of the Preferred Stock in respect of a dividend period, then no dividend will be deemed to have accrued for such dividend period for such series, be payable on the related dividend payment date, or accumulate, and we will have no obligation to pay any dividend accrued for such dividend period for such series, whether or not our Board of Directors (or a duly authorized committee of the board) declares a dividend on the Preferred Stock or any other series of our preferred stock or on our common stock for any future dividend period. References to the

“accrual” (or similar terms) of dividends herein refer only to the determination of the amount of such dividend and do not imply that any right to a dividend arises prior to the date on which a dividend is declared.
During any dividend period while any series of the Preferred Stock is outstanding, unless the full dividends for the preceding dividend period on all such outstanding shares of each series have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside and any declared but unpaid dividends for any prior period have been paid:
(i)no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any junior stock (other than (1) a dividend payable solely in junior stock or (2) any dividend in connection with the implementation of a shareholders’ rights plan or the redemption or repurchase of any rights under such plan),
(ii)no shares of junior stock shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (1) as a result of a reclassification of junior stock for or into other junior stock, (2) the exchange or conversion of one share of junior stock for or into another share of junior stock, (3) purchases, redemptions or other acquisitions of shares of junior stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (4) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such securities or the security being converted or exchanged and (5) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock) nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us and
(iii)no shares of stock designated as ranking on a parity with the Preferred Stock, as to payments of dividends and the distribution of assets on our liquidation, dissolution or winding-up (“dividend parity stock”), shall be repurchased, redeemed or otherwise acquired for consideration by us other than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Preferred Stock and such dividend parity stock (other than the exchange or conversion of such dividend parity stock for or into shares of junior stock).
When dividends are not paid in full upon the shares of the Preferred Stock (except with respect to the Series G Preferred Stock for the reasons described below) and any dividend parity stock, all dividends declared upon shares of the Preferred Stock and any dividend parity stock will be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the then-current dividend period, and any prior dividend periods for which dividends were declared but not paid, per share on the Preferred Stock, and accrued dividends, including any accumulations, on any dividend parity stock, bear to each other.
We may pay dividends on the Series H Preferred Stock and the Series I Preferred Stock, neither of which include the dividend restrictions described below, for periods during which we may not be able to pay dividends on the Series G Preferred Stock as a result of such dividend restrictions in such series of the Preferred Stock.

Restrictions on Declaration and Payment of Dividends – Series G Preferred Stock. We are prohibited from declaring dividends for payment on the Series G Preferred Stock on any dividend payment date in an aggregate amount exceeding the New Common Equity Amount, if on that declaration date, either:
•our Covered Insurance Subsidiaries’ Most Recent Weighted Average RBC Ratio was less than 175%; or
•(x) our Trailing Four Quarters Net Income Amount for the period ending on the quarter that is two quarters prior to the most recently completed quarter is less than or equal to zero and (y) our Adjusted Shareholders’ Equity Amount as of the most recently completed quarter and as of the end of the quarter that is two quarters before the most recently completed quarter has declined by 20% or more as compared to our Adjusted Shareholders’ Equity Amount at the date that is ten quarters prior to the most recently completed quarter (the “Benchmark Quarter End Test Date”).
The limitation on dividends provided for in the first bullet point above will be of no force and effect if, as of a dividend declaration date, the combined total assets of our Insurance Subsidiaries do not account for 25% or more of our consolidated total assets as reflected on our most recent consolidated financial statements.
If we fail to satisfy either of the above tests for any dividend payment date, the restrictions on dividends will continue until we satisfy both tests for a dividend payment date. In addition, in the case of a restriction arising under the second bullet point above, the restriction on payment of dividends on the Series G Preferred Stock in an aggregate amount exceeding the New Common Equity Amount will continue until we satisfy the two tests set forth above for a dividend payment date and our Adjusted Shareholders’ Equity Amount has increased, or has declined by less than 20%, in either case as compared to our Adjusted Shareholders’ Equity Amount at the end of the Benchmark Quarter End Test Date for each dividend payment date as to which dividend restrictions were imposed under the second test above. For example, if we failed to satisfy the second test above for three consecutive dividend payment dates, we would be able to declare dividends on the Series G Preferred Stock on the fourth dividend payment date only if, as of the related declaration date:
•we satisfied both of the tests set forth above for that fourth dividend payment date; and
•our Adjusted Shareholders’ Equity Amount as of the last completed quarter for that dividend payment date had increased from, or was less than 20% below, its level as of the end of each of the eleventh, twelfth and thirteenth quarters, preceding the most recently completed quarter.
The information required to calculate the Covered Insurance Subsidiaries’ Most Recent Weighted Average RBC Ratio for a year will be set forth in the Annual Statements of the Covered Insurance Subsidiaries, which are typically filed on or before March 1 of the following year.
There can be no assurance that future financial results will not result in these tests restricting the declaration of dividends.
The term “Covered Insurance Subsidiaries’ Most Recent Weighted Average RBC Ratio” is defined below and is based upon the “RBC” or “risk-based capital” ratios that insurance companies are required to calculate and report to their regulators as of the end of each year in accordance with prescribed procedures. The ratio measures the relationship of an insurance company’s “total adjusted capital”, calculated in accordance with those prescribed procedures, relative to a standard that is determined based on the magnitude of various risks present in an insurance company’s operations. The prescribed procedures set forth the RBC levels, ranging from the “company action level” to the “mandatory control level”, at which certain corrective actions are required and at which a state insurance regulator is required, or authorized and expected, to take regulatory action.
The highest RBC level is known as the “company action level”. If an insurance company’s “total adjusted capital” is greater than the “company action level”, no corrective action is required to be taken. At progressively lower levels of “total adjusted capital”, an insurance company faces increasingly rigorous levels of corrective action, including the submission of a comprehensive financial plan to the insurance regulator in its state of domicile, a mandatory examination or analysis of the insurance company’s business and operations by the regulator and the issuance of appropriate corrective orders to address the insurance company’s financial problems, and, at the lowest levels, either voluntary or mandatory action by the regulator to place the insurer under regulatory control. The “company action level” is twice the level (known as the “authorized control level”) below which the regulator is authorized (but not yet required) to place the insurance company under regulatory control. The Covered Insurance Subsidiaries’ Most Recent Weighted Average RBC Ratio is based upon the “company action level”.
If because of a change or cumulative effect of changes in insurance company statutory accounting or in the determination of Company Action Level RBC, our Covered Insurance Subsidiaries’ Most Recent Weighted Average RBC Ratio is higher or lower than it would have been absent such change or cumulative effect of changes, then, for purposes of the calculations in the first test set forth above, and for so long as such calculations are required to be performed, our Covered Insurance Subsidiaries’ Most Recent Weighted Average RBC Ratio may, in our discretion, be calculated on a best efforts pro forma basis as if such change or cumulative effect of changes had not occurred.
With the exception of terms that have specific insurance regulatory meanings such as “risk-based capital”, all financial terms used herein will be determined in accordance with U.S. GAAP as applied and reflected in our related financial statements as of the relevant dates, except as provided in the next sentence. If because of a change or cumulative effect of changes in U.S. GAAP, either:
•our net income for the quarter in which such change or cumulative effect of changes take effect is higher or lower than it would have been absent such change or cumulative effect of changes and our Trailing Four Quarters Net Income Amount is higher or lower than it would have been absent such change or cumulative effect of changes, then, for purposes of the calculations described in the second test set forth above, commencing with the fiscal quarter for which such changes in U.S. GAAP becomes effective, and for so long as such calculations are required to be performed, such Trailing Four Quarters Net Income Amount may, in our discretion, be calculated on a best efforts pro forma basis as if such change or cumulative effect of changes had not occurred; or
•our Adjusted Shareholders’ Equity Amount as of the end of the quarter in which such change or cumulative effect of changes take effect is higher or lower than it would have been absent such change or cumulative effect of changes then, for purposes of the calculations described in the second test set forth above, commencing with the fiscal quarter for which such changes in U.S. GAAP becomes effective, and for so long as such calculations are required to be performed, our Adjusted Shareholders’ Equity Amount may, in our discretion, be calculated on a best efforts pro forma basis as if such change or cumulative effect of changes had not occurred.

If at any relevant time or for any relevant period, we are not a reporting company under the Exchange Act, then for any such relevant dates and periods we will prepare and post on our web site, or otherwise make publicly available, the financial statements that we would have been required to file with the SEC had we continued to be a reporting company under the Exchange Act, in each case on or before the dates that we would have been required to file such financial statements had we continued to be a “large accelerated filer” within the meaning of Rule 12b-2 under the Exchange Act.
As used in this section:
“Adjusted Shareholders’ Equity Amount” means, as of any quarter end, our shareholders’ equity, as reflected on our consolidated statement of financial position as of such quarter end, excluding (i) accumulated other comprehensive income and loss and (ii) any increase in our shareholders’ equity resulting from the issuance of preferred stock during the period from and including the first dividend payment date on which we were restricted in our ability to pay dividends on the Series G Preferred Stock as a result of our Trailing Four Quarters Net Income Amount having been less than zero and our Adjusted Shareholders’ Equity Amount having declined by 20% or more as compared to the Benchmark Quarter End Test Date, through to the first quarter end thereafter as of which our Adjusted Shareholders’ Equity Amount has declined by less than 20% or increased as compared to the Benchmark Quarter End Test Date, in each case, as reflected on such consolidated statement of financial position.
“Annual Statement” means, as to an Insurance Subsidiary, the annual statement of such Insurance Subsidiary containing its statutory balance sheet and income statement as required to be filed by it with one or more state insurance commissioners or other state insurance regulatory authorities.
“Company Action Level RBC” has the meaning specified in Section 35A-15 (or the relevant successor section, if any) of the Illinois Insurance Code or similar provision of the laws governing property-casualty insurance companies for the state in which a Covered Insurance Subsidiary is domiciled.
“Covered Insurance Subsidiaries” means, for any year, Insurance Subsidiaries that account for 80% or more of the Net Written Premiums of our property liability Insurance Subsidiaries for such year. Our Insurance Subsidiaries for any year will be identified by first ranking the Insurance Subsidiaries from largest to smallest based upon the amount of each Insurance Subsidiary’s Net Written Premiums during such year and then, beginning with the Insurance Subsidiary that has the greatest amount of Net Written Premiums during such year, identifying such Insurance Subsidiaries as Covered Insurance Subsidiaries until the ratio of the combined Net Written Premiums of the Insurance Subsidiaries so identified to the combined Net Written Premiums of all of the Insurance Subsidiaries during such year equals or exceeds 80%.
“Covered Insurance Subsidiaries’ Most Recent Weighted Average RBC Ratio” means, as of any date, an amount (expressed as a percentage) calculated as (i) the sum of the Total Adjusted Capital of each of our Covered Insurance Subsidiaries as shown on such Covered Insurance Subsidiary’s most recently filed Annual Statement, divided by (ii) the sum of the Company Action Level RBC of each of our Covered Insurance Subsidiaries, which is determined as two times the authorized control level RBC, as shown on such Covered Subsidiary’s most recently filed Annual Statement. The computation will be done in a manner that does not double count subsidiary RBC.

“Insurance Subsidiary” means any of our subsidiaries that is organized under the laws of any state in the United States and is licensed as a property-casualty insurance company in any state in the United States.
“Net Written Premiums” means, as to an Insurance Subsidiary for any full fiscal year, the total net written premiums by such Insurance Subsidiary for such year as shown on such Insurance Subsidiary’s most recently filed Annual Statement including any affiliate assumed or ceded premiums.
“New Common Equity Amount” means, at any date, the net proceeds (after underwriters’ or placement agents’ fees, commissions or discounts and other expenses relating to the issuances) received by us from new issuances of our common stock (whether in one or more public offerings registered under the Securities Act of 1933, as amended (the “Securities Act”), or private placements or other transactions exempt from registration under the Securities Act) during the period commencing on the 90th day prior to such date, and which are designated by our Board of Directors (or a duly authorized committee of the board) at or before the time of issuance as available to pay dividends on the Series G Preferred Stock.
“Total Adjusted Capital” has the meaning specified in Section 35A-5 (or the relevant successor section, if any) of the Illinois Insurance Code or similar provision of the laws governing property-casualty insurance companies for the state in which a Covered Insurance Subsidiary is domiciled.
“Trailing Four Quarters Net Income Amount” means, for any period ending on the last day of a fiscal quarter, the sum of our U.S. GAAP net income for the four fiscal quarters ending on the last day of such fiscal quarter, with losses being treated as negative numbers for such purpose.
“U.S. GAAP” means, at any date or for any period, U.S. generally accepted accounting principles as in effect on such date or for such period.
Notices Related to Potential or Actual Restrictions on Declaration and Payment of Dividends – Series G Preferred Stock. We are required to give notice to holders of the Series G Preferred Stock of a potential restriction on the declaration and payment of dividends that could take effect for a subsequent dividend payment date two quarters in the future if:
•our Trailing Four Quarters Net Income Amount for the most recently completed quarter is less than or equal to zero; and
•our Adjusted Shareholders’ Equity Amount as of the most recently completed quarter has declined by 20% or more as compared to our Adjusted Shareholders’ Equity Amount as of the date that is eight quarters prior to the most recently completed quarter.
We will send such a notice no later than the first dividend payment date following the end of the most recently completed quarter as of which the above tests indicate that a potential restriction on declaration and payment of dividends could occur. Such notice will be sent by first class mail, postage prepaid, addressed to the holders of record of the Series G Preferred Stock at their respective last addresses appearing on our books, and we will file a copy of such notice on Form 8-K with the SEC. Such notice will (i) set forth the results of our Trailing Four Quarters Net Income Amount and our Adjusted Shareholders’ Equity Amounts for the relevant period and dates, and (ii) state that we may be limited by the terms of the Series G Preferred Stock from declaring and paying dividends on such future dividend payment date unless we, through the generation of earnings or new issuances of our common stock, increase our Adjusted Shareholders’ Equity Amount by an amount specified in such notice by the second dividend payment date after the date of such notice.
By not later than the 15th day prior to each dividend payment date for which dividends are being suspended because we have failed either of the two tests set forth above and we are not otherwise able to pay dividends out of New Common Equity Amount, we will give notice of such suspension by first class mail, postage prepaid, addressed to the holders of record of the Series G Preferred Stock, and we will file a copy of such notice on Form 8-K with the SEC. Such notice, in addition to stating that dividends will be suspended, will set forth the fact that the Covered Insurance Subsidiaries’ risk based capital ratio is less than 175% of such subsidiaries’ company action level if dividends are suspended by reason of failing to satisfy the first test above and the applicable Adjusted Shareholders’ Equity Amount (and the amount by which our Adjusted Shareholders’ Equity Amount must increase in order for declaration and payment of dividends to be resumed) if dividends are suspended by reason of failing to satisfy the second test above.
Interpretive Provisions and Qualifications – Series G Preferred Stock. In order to give effect to the foregoing, the terms of the Series G Preferred Stock prohibit our Board of Directors (or duly authorized committee of the board) from declaring dividends on such series of Preferred Stock on a declaration date (i) that is more than 60 days prior to the related dividend payment date or (ii) that is earlier than the date on which our financial statements for the most recently completed quarter prior to the related dividend payment date have been filed with or furnished to the SEC (e.g., on a Form 10-K, 10-Q or 8-K) or have otherwise been made publicly available. The limitation in clause (ii) of the preceding sentence is subject to the exception that, if the Board of Directors determines to delay filing our financial statements with the SEC to a date later than the date on which “large accelerated filers” under the SEC’s rules would normally be required to file such financial statements (without giving effect to any permitted extensions), for example because of concerns over the accuracy of such financial statements or their compliance with U.S. GAAP, then the Board of Directors (or any duly authorized committee of the board) will be permitted to determine the ability of the Board of Directors (or any duly authorized committee of the board) to declare dividends under the financial test outlined above based upon our financial statements as most recently filed with the SEC or otherwise made publicly available.
Any other class or series of our preferred stock will not be deemed to rank senior to (or other than on a parity with) the Series G Preferred Stock in the payment of dividends solely because such other class or series of our stock does not include the limitation on payment of dividends (and the related exceptions) described herein. Therefore, we may pay dividends on the shares of any such other class or series of our stock that is otherwise on a parity with the Series G Preferred Stock for periods during which we may not pay dividends on such series of Preferred Stock because of such limitation.
Redemption
Redemption – Series G Preferred Stock. We may, at our option, redeem the shares of the Series G Preferred Stock (i) in whole but not in part at any time prior to April 15, 2023, within 90 days after the occurrence of a “rating agency event” at a redemption price equal to $25,000 per share, or if greater, a “make‑whole redemption price” calculated as described below, in each case, plus any declared and unpaid dividends, without regard to any undeclared dividends, to, but excluding, the redemption date, or (ii) in whole or in part, from time to time, on any dividend payment date on or after April 15, 2023, at a redemption price equal to $25,000 per share, plus any declared and unpaid dividends, without regard to any undeclared dividends, to, but excluding, the redemption date.

Dividends will cease to accrue on the shares of the Series G Preferred Stock called for redemption from, and including, the redemption date.
For the purposes of the preceding paragraph:
•“make‑whole redemption price” means, with respect to a redemption of the Series G Preferred Stock in whole prior to April 15, 2023, the present values of (i) $25,000 per share of Series G Preferred Stock and (ii) all undeclared dividends for the dividend periods from the date of redemption to and including April 15, 2023, discounted to the date of redemption on a quarterly basis (assuming a 360‑day year consisting of twelve 30‑day months) at the treasury rate, as calculated by the treasury dealer plus 0.40%;
•“rating agency event” means that any nationally recognized statistical rating organization as defined in Section 3(a)(62) of the Exchange Act, that then publishes a rating for us (a “rating agency”) amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Series G Preferred Stock, which amendment, clarification or change results in:
o    the shortening of the length of time the Series G Preferred Stock is assigned a particular level of equity credit by that rating agency as compared to the length of time it would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of the Series G Preferred Stock; or
o    the lowering of the equity credit (including up to a lesser amount) assigned to the Series G Preferred Stock by that rating agency as compared to the equity credit assigned by that rating agency or its predecessor on the initial issuance of the Series G Preferred Stock;
•“treasury dealer” means Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Wells Fargo Securities, LLC or their respective successors, as selected by us, or if any of the foregoing refuse to act as treasury dealer for this purpose or cease to be primary U.S. Government securities dealers in the United States (a “Primary Treasury Dealer”). another Primary Treasury Dealer specified by us for these purposes;
•“treasury price” means the bid‑side price for the treasury security as of the third trading day preceding the redemption date, as set forth in the Wall Street Journal in the table entitled “Treasury Bonds, Notes and Bills”, except that: (i) if that table (or any successor table) is not published or does not contain that price information on that trading day, or (ii) if the treasury dealer determines that the price information is not reasonably reflective of the actual bid‑side price of the treasury security prevailing at 3:30 p.m., New York City time, on that trading day, then treasury price will instead mean the bid‑side price for the treasury security at or around 3:30 p.m., New York City time, on that trading day (expressed on a next trading day settlement basis) as determined by the treasury dealer through such alternative means as are commercially reasonable under the circumstances;

•“treasury rate” means the quarterly equivalent yield to maturity of the treasury security that corresponds to the treasury price (calculated in accordance with standard market practice and computed by the treasury dealer as of the second trading day preceding the redemption date); and
•“treasury security” means the United States Treasury security that the treasury dealer determines would be appropriate to use, at the time of determination and in accordance with standard market practice, in pricing the Series G Preferred Stock being redeemed in a tender offer based on a spread to United States Treasury yields.
Redemption – Series H Preferred Stock and Series I Preferred Stock. We may, at our option, redeem the shares of the Series H Preferred Stock or the Series I Preferred Stock (i) in whole but not in part at any time prior to (x) October 15, 2024, with respect to the Series H Preferred Stock or (y) January 15, 2025, with respect to the Series I Preferred Stock, in each case, within 90 days after the occurrence of a “rating agency event” at a redemption price equal to $25,500 per share, plus any declared and unpaid dividends, without regard to any undeclared dividends, to, but excluding, the redemption date, or (ii) (a) in whole but not in part at any time prior to (x) October 15, 2024, with respect to the Series H Preferred Stock or (y) January 15, 2025, with respect to the Series I Preferred Stock, in each case, within 90 days after the occurrence of a “regulatory capital event,” or (b) in whole or in part, from time to time, on any dividend payment date on or after (x) October 15, 2024, with respect to the Series H Preferred Stock or (y) January 15, 2025, with respect to the Series I Preferred Stock, in each case, at a redemption price equal to $25,000 per share, plus any declared and unpaid dividends, without regard to any undeclared dividends, to, but excluding, the redemption date. Dividends will cease to accrue on the shares of the Series H Preferred Stock or the Series I Preferred Stock called for redemption from, and including, the redemption date.
For the purposes of the preceding paragraph:
•“rating agency event” means that any rating agency that then publishes a rating for us amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Series H Preferred Stock or the Series I Preferred Stock, as applicable, which amendment, clarification or change results in:
o    the shortening of the length of time the Series H Preferred Stock or the Series I Preferred Stock, as applicable, is assigned a particular level of equity credit by that rating agency as compared to the length of time it would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of the Series H Preferred Stock or the Series I Preferred Stock, as applicable; or
o    the lowering of the equity credit (including up to a lesser amount) assigned to the Series H Preferred Stock or the Series I Preferred Stock, as applicable, by that rating agency as compared to the equity credit assigned by that rating agency or its predecessor on the initial issuance of the Series H Preferred Stock or the Series I Preferred Stock, as applicable.
•“regulatory capital event” means our good faith determination that, as a result of:
o    any amendment to, or change in, the laws, rules or regulations of the United States or any political subdivision of or in the United States or any other governmental agency or instrumentality as may then have group-wide oversight of our regulatory capital that is enacted or becomes effective after the initial issuance of the Series H Preferred Stock or the Series I Preferred Stock, as applicable,
o    any proposed amendment to, or change in, those laws, rules or regulations that is announced or becomes effective after the initial issuance of the Series H Preferred Stock or the Series I Preferred Stock, as applicable, or
o    any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules or regulations that is announced after the initial issuance of the Series H Preferred Stock or the Series I Preferred Stock, as applicable.
Provisions of Our Restated Certificate of Incorporation and Amended and Restated Bylaws that May Delay or Make More Difficult Unsolicited Acquisitions or Changes of Our Control
Some provisions of our Restated Certificate of Incorporation and Amended and Restated Bylaws may delay or make more difficult unsolicited acquisitions or changes of our control. We believe that these provisions will enable us to develop our business in a manner that will foster long-term growth without disruption caused by the threat of a takeover not thought by our Board of Directors to be in the best interests of Allstate and its stockholders.
Those provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change of control of our company, although the proposals, if made, might be considered desirable by a majority of our stockholders. Those provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our Board of Directors.
These provisions include:
•our Amended and Restated Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before annual or special stockholders meetings;
•special meetings of the stockholders may be called only by (i) the Secretary upon the written request of stockholders owning not less than 10% of all outstanding common stock, in accordance with the applicable requirements and procedures of the Amended and Restated Bylaws or (ii) the chairman of the Board of Directors; and
•stockholders may act by written consent only if such action is taken in accordance with the applicable requirements of the Restated Certificate of Incorporation or by holders of a class or series of preferred stock, if the terms of such class or series of preferred stock expressly provide for such action by written consent.
In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law. Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” during the three years after the date the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes a merger, asset sale or a transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person, who together with affiliates and associates, owns (or, in certain cases, within the preceding three years, did own) 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between us and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•before the stockholder became an interested stockholder, our Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon the completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and officers; or
•the business combination is approved by our Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
Limitations on Liability
Our Restated Certificate of Incorporation limits our directors’ liability to the fullest extent permitted by law. Generally, our directors will not be held liable for their actions. However, they will be held liable for:
•a breach of their duty of loyalty to us or our stockholders;
•acts or omissions not in good faith or in a way which involves intentional misconduct or a knowing violation of law;
•payment of an improper dividend or improper repurchase of our stock; or
•acting or not acting for improper personal benefit.
Because of these limitations on liability, our stockholders may not sue one of our directors for money unless the stockholder can show the director committed one of the offenses listed above. These provisions do not affect our directors’ liability under federal securities laws. Also, our directors still have a duty of care. The limitation of our directors’ liability may discourage or deter stockholders or management from suing directors for a breach of their duties, even though such an action, if successful, might otherwise have benefited us or our stockholders. This limitation on our directors’ liability should not affect the availability of equitable remedies such as injunctions or rescissions based upon a director’s breach of his or her duty of care.
DESCRIPTION OF DEPOSITARY SHARES
The following description of the depositary shares representing each series of the Preferred Stock and the terms of the applicable deposit agreements is a summary. It is the deposit agreement, and not this summary, which defines the rights of the holder of depositary shares representing each series of the Preferred Stock. Please read the deposit agreement for a full description of the terms of the depositary shares representing each series of the Preferred Stock.

As described above under “Description of the Preferred Stock”, we issued fractional interests in shares of the Preferred Stock in the form of the Depositary Shares. Each Depositary Share represents a 1/1,000th interest in a share of the Preferred Stock and is evidenced by a depositary receipt. The shares of the applicable series of the Preferred Stock represented by the Depositary Shares were each deposited under a separate deposit agreement among us, Equiniti Trust Company, as the Depositary, and the holders from time to time of the depositary receipts evidencing the applicable Depositary Shares. Subject to the terms of the applicable deposit agreement, each holder of Depositary Shares is entitled, through the Depositary, in proportion to the applicable fraction of a share of the applicable series of the Preferred Stock represented by such Depositary Shares, to all the rights and preferences of the applicable series of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).
Dividends and Other Distributions
The Depositary will distribute any cash dividends or other cash distributions received in respect of each series of the deposited Preferred Stock to the record holders of the applicable Depositary Shares relating to the underlying series of the Preferred Stock in proportion to the number of the applicable Depositary Shares held by the holders. The Depositary will distribute any property received by it other than cash to the record holders of the applicable Depositary Shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the Depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of the applicable Depositary Shares in proportion to the number of such Depositary Shares they hold.
Record dates for the payment of dividends and other matters relating to the Depositary Shares will be the same as the corresponding record dates for the applicable series of the Preferred Stock.
The amounts distributed to holders of the Depositary Shares will be reduced by any amounts required to be withheld by the Depositary or by us on account of taxes or other governmental charges.
Redemption of the Depositary Shares
If we redeem any series of the Preferred Stock represented by Depositary Shares, the applicable Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption of such series of the Preferred Stock held by the Depositary. The redemption price per applicable Depositary Share will be equal to 1/1,000th of the redemption price per share payable with respect to the applicable series of the Preferred Stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends, on the shares of such Preferred Stock. Whenever we redeem shares of the applicable series of the Preferred Stock held by the Depositary, the Depositary will redeem, as of the same redemption date, the number of the applicable Depositary Shares representing shares of the applicable series of the Preferred Stock so redeemed.
In case of any redemption of less than all of the outstanding Depositary Shares representing shares of a series of the Preferred Stock, the applicable Depositary Shares to be redeemed will be selected by us pro rata, by lot or in such other manner we determine to be equitable. In any such case, we will redeem the applicable Depositary Shares only in increments of 1,000 shares and any integral multiple thereof.
Voting of the Preferred Stock
When the Depositary receives notice of any meeting at which the holders of the applicable series of the Preferred Stock are entitled to vote, the Depositary will mail (or otherwise transmit by an authorized method) the information contained in the notice to the record holders of the applicable Depositary Shares relating to the such series of the Preferred Stock. Each record holder of Depositary Shares on the record date, which will be the same date as the record date for the applicable series of the Preferred Stock, may instruct the Depositary to vote the amount of the applicable series of the Preferred Stock represented by the holder’s Depositary Shares. To the extent possible, the Depositary will vote the amount of the applicable series of the Preferred Stock represented by the Depositary Shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the Depositary determines are necessary to enable the Depositary to vote as instructed. If the Depositary does not receive specific instructions from the holders of any Depositary Shares, it will not vote the amount of the applicable series of the Preferred Stock represented by such Depositary Shares.
Amendment and Termination of each Deposit Agreement
We and the Depositary may amend the form of each depositary receipt evidencing the applicable Depositary Shares and any provision of the applicable Deposit Agreement at any time. However, any amendment which materially and adversely alters the rights of the holders of the applicable Depositary Shares will not be effective unless the amendment has been approved by the holders of at least a majority of such series of Depositary Shares then outstanding.
Each Deposit Agreement will terminate if:
•all outstanding Depositary Shares with respect thereto have been redeemed; or
•there has been a final distribution in respect of the applicable Preferred Stock, including in connection with our liquidation, dissolution or winding-up, and the repayment, redemption or distribution proceeds, as the case may be, has been distributed the holders of the applicable series of Depositary Shares.
Listing
The Series G Depositary Shares are listed on the New York Stock Exchange under the symbol “ALL PR G”.
The Series H Depositary Shares are listed on the New York Stock Exchange under the symbol “ALL PR H”.
The Series I Depositary Shares are listed on the New York Stock Exchange under the symbol “ALL PR I”.
Form of the Depositary Shares
Each series of the Depositary Shares representing the Preferred Stock was issued in book-entry form through DTC. Each series of the Preferred Stock was issued in registered form to the Depositary.
Depositary
Equiniti Trust Company is the Depositary for each series of the Depositary Shares. We may terminate any such appointment and may appoint a successor Depositary at any time and from time to time, provided that we will use our best efforts to ensure that there is, at all relevant times when any series of the Preferred Stock is outstanding, a person or entity appointed and serving as such Depositary with respect to such series.

Resignation and Removal of Depositary
The Depositary may resign at any time by delivering to us notice of its election to do so. We also may, at any time, remove the Depositary. Any resignation or removal will take effect upon the appointment of a successor Depositary and its acceptance of such appointment. We must appoint the successor Depositary within 60 days after delivery of the notice of resignation or removal. The successor Depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.
Charges of Depositary
We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and the issuance of depositary receipts, all withdrawals of Depositary Shares representing the applicable series of Preferred Stock and any repayment or redemption of such Preferred Stock, as the case may be. The holders of the Depositary Shares will pay other transfer and other taxes and governmental charges, as well as the other charges that are expressly provided in the applicable Deposit Agreement to be for the account of the holders.
Miscellaneous
The Depositary will forward all reports and communications from us which are delivered to the Depositary and which we are required or otherwise determine to furnish to holders of the Preferred Stock.
Neither we nor the Depositary will be liable under any Deposit Agreement other than for gross negligence, willful misconduct or bad faith. Neither we nor the Depositary will be obligated to prosecute or defend any legal proceedings relating to any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. We and the Depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting the Preferred Stock for deposit, believed to be competent and on documents which we and the Depositary believe to be genuine.